TYPE:      425
SEQUENCE:  1
DESCRIPTION:  NEWS RELEASE FILED PURSUANT TO RULE 425


                             Filed by: RMI.NET, Inc.
                             This communication is filed pursuant to Rules 165 and 425, as promulgated under the Securities Act of 1933, as amended.

                             Subject Company: Internet Communications
                                                Corporation
                             Commission File No. 0-19578


THIS NEWSPAPER ARTICLE IS FILED BY RMI.NET, INC. PURSUANT TO RULES 165 AND 425 OF THE SECURITIES ACT OF 1933 AND IS THEREBY DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF RMI.NET, INC AND INTERNET COMMUNICATIONS CORPORATION THAT HAVE BEEN AND WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO RMI.NET'S PROPOSED ACQUISITION OF INTERNET COMMUNICATIONS CORPORATION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE PROPOSED ACQUISITION. THE SECURITIES AND EXCHANGE COMMISSION FILINGS ARE AVAILABLE TO THE PUBLIC AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. INVESTORS CAN ALSO OBTAIN FREE COPIES OF THE DOCUMENTS RELATING TO RMI.NET, INC. BY CONTACTING CHRISTOPHER J. MELCHER, VICE PRESIDENT AND GENERAL COUNSEL, RMI.NET, INC. LEGAL DEPARTMENT, 999 EIGHTEENTH STREET, SUITE 2201, DENVER, COLORADO 80202, (303) 672-0700, http://www.rmi.net.

Set forth below is a press release issued by RMI.NET, Inc.


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FOR IMMEDIATE RELEASE:                 PLEASE CONTACT:

November 21, 2000                      Jeremy Bronson
                                       Phone:     303.672.0706
                                       Email:     jeremy.bronson@corp.rmi.net


RMI.NET REPEATS "FAST 500" LISTING

Deloitte & Touche Report Honors RMI.NET's 2,455 Percent Revenue Growth

RMI.NET, Inc. (NASDAQ NMS: RMII), a national web solutions/e-commerce and connectivity company, has once again been ranked by Deloitte & Touche as one of the 500 fastest-growing technology companies in the United States and Canada.

RMI.NET ranked 169th on the Fast 500 list this year, with 2,455% growth over five years. In October, the company was named number seven on the Colorado Fast 50, and RMI.NET earned spots on both the Fast 500 and the Colorado Fast 50 in 1999.

"We are honored to be included among an elite group of technology companies that are leading the new economy," stated Douglas H. Hanson, RMI.NET Chairman and CEO. "We continue to demonstrate our growth momentum and earn recognition for our performance."

 "The vision, drive and determination of the leaders and employees at RMI.NET propelled their company to an elite status as one of 500 fastest-growing technology firms in North America," said Mark A. Evans, managing director of Deloitte & Touche's Technology & Communications Group. "We applaud their dedication to excellence while maintaining a fast-paced growth, and commend them for making the Deloitte & Touche Technology Fast 500."

ABOUT RMI.NET

Denver-based RMI.NET is a national e-commerce and connectivity company focusing on Web solutions for small and medium-sized businesses. The company specializes in e-business applications; hosting, co-location, and web solutions, including design and marketing; and high-speed Internet access, including DSL service. RMI.NET has annualized revenue of approximately $50 million and more than 100,000 customers nationwide. The company wholly owns a shopping, e-commerce and portal site, www.webzone.com. For more information, call (800) 411-6066, or visit RMI.NET's web site at www.rmi.net.

This press release may contain forward-looking statements. Although the company believes these statements are based on reasonable assumptions, differences between assumed facts and actual results can be material, depending on the circumstances. For example, RMI.NET may not continue to grow at a rate commensurate with past performance. Investors should be aware of the important factors and risks that could have a material impact on future results and should refer to the cautionary statements sections of RMI.NET's periodic filings with the Securities and Exchange Commission, including the most recent forms 10-K and 10-Q.

                                      ####


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This release is for informational purposes only. It is not an offer to buy any shares of Internet Communications Corporation ("ICC") common stock or a solicitation of an offer to sell any shares of RMI.NET, Inc. common stock. The solicitation of offers to exchange ICC common stock for shares of RMI.NET common stock will only be made pursuant to a prospectus, proxy statement, and related materials that RMI.NET and ICC have sent to RMI.NET and ICC shareholders. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

In connection with the exchange offer described above, RMI.NET and ICC are in the process of soliciting proxies from their respective shareholders to approve the issuance of stock in the exchange offer at a special meeting to be held on November 28, 2000. RMI.NET and ICC have filed proxy statements with the Securities and Exchange Commission regarding the solicitation. RMI.NET and ICC shareholders will be able to obtain the prospectus, the registration statement, the proxy statements, and any other solicitation materials relating to the exchange offer for no cost at the Securities and Exchange Commission's web site at www.sec.gov or from RMI.NET by directing requests to Christopher J. Melcher at (303) 672-0700. RMI.NET and ICC shareholders are urged to carefully read the complete terms and conditions of those materials, which contain important information regarding the exchange offer, prior to making any decisions with respect to the exchange offer.